UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAY 20 2009

Washington, DC
110

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09040954

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ICICI SECURITIES, INC.

(No. and Street)

461 FIFTH AVENUE NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. FREDRIC OBSBAUM 212-509-7800

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE (Address) NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GOPAKUMAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICICI SECURITIES, INC., as of MARCH 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAM KOLLURI
Notary Public, State of New Jersey
My Commission Expires
August 16, 2010

04/20/2009

Signature

General Securities Principal

Title

4/20/09

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

MAY 2 0 2009

Washington, DC
110

ICICI SECURITIES INC.

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
ICICI Securities Inc.:

We have audited the accompanying statement of financial condition of ICICI Securities Inc. (the Company) as of March 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ICICI Securities Inc. as of March 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

May 11, 2009

ICICI SECURITIES INC.

Statement of Financial Condition

March 31, 2009

Assets		
Cash and cash equivalents	$	1,204,703
Receivable from clearing broker		504,246
Due from parent		167,857
Fixed assets, net of accumulated depreciation of $370,055		1,062,181
Other assets		599,257
Total assets	$	3,538,244
Liabilities and Stockholder's Equity		
Accounts payable and other accrued liabilities	$	445,001
Deferred rent payable		201,260
Due to affiliates		401,119
Total liabilities		1,047,380
Stockholder's equity:		
Common stock, $1 par value. Authorized 15,000,000 shares; issued and outstanding 11,050,000 shares		11,050,000
Additional paid-in capital		454,126
Retained deficit		(9,013,262)
Total stockholder's equity		2,490,864
Total liabilities and stockholder's equity	$	3,538,244

See accompanying notes to statement of financial condition.

ICICI SECURITIES INC.

Notes to Statement of Financial Condition

March 31, 2009

(1) Organization

ICICI Securities Inc. (the Company) is a wholly owned subsidiary of ICICI Securities Holdings, Inc. (Parent), which is an indirect wholly owned subsidiary of ICICI Bank Limited, an Indian financial services company whose American Depository Receipts are listed on the New York Stock Exchange. The Company provides brokerage, research and corporate finance services to institutional investors in the United States investing in securities of companies principally headquartered in India. In addition, it may provide brokerage services to Indian clients wishing to invest in the United States and underwriting services for issuers wishing to offer securities to the marketplace. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's customers transact their business on delivery versus payment basis. The settlement of the customer securities transactions is facilitated by an affiliate in India for securities traded in the Indian stock markets and by a member organization of the New York Stock Exchange for securities traded on the United States markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) and (k)(2)(ii) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital Rule.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term money market fund or other instruments purchased with a maturity of three months or less when acquired.

(b) Revenues

The Company facilitates securities transactions. Related commission revenues and expenses from these transactions are recorded on a trade-date basis. Revenues and fees from investment banking assignments are recorded when the services related to the underlying transactions are completed under the terms of the assignment or engagement.

(c) Securities Transactions

Proprietary and customers' securities transactions, including gains on principal transactions, and brokerage and clearing costs are recorded on a trade date basis.

(d) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

(e) Income Taxes

The Company is a wholly owned subsidiary of its Parent and therefore all of its income and losses are included in the consolidated tax return filed by its Parent. Tax liabilities are calculated on a separate return basis. Deferred tax assets and liabilities are recognized subject to management's judgment that realization is more likely than not.

The Company adopted FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes*, on April 1, 2007. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold and measurement approach for tax positions taken, or expected to be taken, in a tax return. In developing such measurements, management considers the merit of various tax treatments in the context of statutory, judicial and regulatory guidance. Management also considers tax opinions, results of recent tax audits and historical experience. While management considers the amount of income taxes payable to be appropriate based on information currently available, future additions or reductions to the payable may be necessary due to unanticipated events or changes in circumstances. The adoption of FIN No. 48 did not have any impact on the Company's financial condition or results of operations.

(f) Foreign Currency

The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards No. 52, *Foreign Currency Translation.* Asset and liability accounts are translated at the exchange rate in effect at year-end, and income accounts are translated at the month end exchange rates. The U.S. dollar is considered the functional currency.

(g) Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As a result of the current economic conditions, management may be required to make additional estimates which are subject to a greater degree of uncertainty. Actual results could differ from those estimates.

(3) Receivables from Clearing Broker

The Company has an arrangement with a clearing broker under which it introduces certain customer transactions on a fully disclosed basis. Receivable from clearing broker represents primarily a cash deposit at the clearing broker. As of March 31, 2009 the Company has $504,246 on deposit with the clearing broker. The clearing broker is a member of the New York Stock Exchange and various other stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC.

(4) Related Party Transactions

As of March 31, 2009, due from Parent of $167,857 represents amounts owed by the Parent for benefit of the Company's proportionate share of income taxes (see note 7) offset by other amounts payable.

The Company issued $1,000,000 of its common stock during the fiscal year at its par value.

(Continued)

Some of the Company's customer securities transactions are facilitated by an affiliate in India. Commissions earned are collected by this affiliate and remitted to the Company net of the affiliate's facilitation fees. For the year ended March 31, 2009, commissions earned by the Company from the affiliate were $272,903. For the year ended March 31, 2009, $355,042 of the trading gains recognized was shared with an affiliate and is classified as commissions and clearance expense on the statement of operations and due to affiliates on the statement of financial condition.

The Company has an operating loss of $2,808,427 for the year ended March 31, 2009. The Company's indirect Parent, ICICI Securities Ltd, has agreed to support all of the operating expenses and capital needs of the Company, up to $2.0 million, up until April 2, 2010 by way of capital contributions.

(5) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital. The Company has elected to use the aggregate indebtedness method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital at a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis. At March 31, 2009, the Company had net capital of $536,541, which exceeded requirements of $100,000 by $436,541. The Company's ratio of aggregate indebtedness to net capital was 1.95 to 1.

Proprietary accounts held at the clearing broker (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker.

(6) Off-Balance-Sheet Risk, Concentration Risk and Credit Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future. It is the Company's policy to review, as management deems necessary, the credit standing of each counterparty.

One customer represents approximately 51% of the Company's revenue.

The Company maintains cash balances at a regulated financial institutions, some of which are in excess of insured limits, and a deposit with a clearing broker. The Company does not believe that its assets are exposed to significant risk.

(Continued)

(7) Income Taxes

The results of the Company are included in the consolidated U.S. federal and state and local income tax returns of its Parent. Federal, state and local income taxes are computed on a separate company basis. The provision (benefit) for income taxes for the year ended March 31, 2009 consist of the following:

Current tax:		
Foreign	$	(10,257)
Federal		(4,903)
State and local		(91,250)
Total current tax benefit		(106,410)
Deferred tax:		
Federal		—
State and local		—
Total deferred tax		—
Total income tax expense (benefit)	$	(106,410)

As of March 31, 2009, net deferred tax assets, are comprised of the following:

Deferred tax assets	$	3,515,113
Valuation allowance		(3,515,113)
Deferred tax assets net of valuation		—
Deferred tax liabilities		—
Net deferred tax asset	$	—

At March 31, 2009, the Company's deferred tax assets were primarily related to federal, state and local net operating loss carryovers that will begin to expire in 2028. Management has determined that realization of the deferred tax asset is not more-likely-than-not due to the start up nature of the business. As such, a valuation allowance has been established for the full amount of the deferred tax asset.

The difference between the federal tax rate of 34% and the effective tax rate is primarily due to state and local taxes, increase in valuation allowance and a reduction in the reserve for state and local taxes.

Effective April 1, 2007, the Company adopted the provisions of FIN 48. FIN 48 prescribes the recognition and measurement criteria related to tax positions taken or expected to be taken in a return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company had no cumulative effect of adopting FIN 48, and therefore, no adjustment was recorded to retained earnings upon such adoption.

(Continued)

The Company had net unrecognized tax benefits of approximately $136,300 as of March 31, 2009, all of which, if recognized, would affect the rate. This amount is likely to be paid within the next 12 months. The gross unrecognized tax benefits consist of the following components.

Balance as of March 31, 2008	$	225,600
Additions based upon current year tax positions		—
Reduction for prior year tax positions		(89,300)
Balance as of March 31, 2009	$	136,300

For federal tax purposes, years ending March 31, 2008 and 2009 are still open to examination. For state and local tax purposes, years ending on or after March 31, 2006 are still open to examination in New York State and New York City.

(8) Commitments

The Company has obligations for its office space in New York City under the terms of an operating lease expiring February 29, 2017. Rent expense from this lease for the year ended March 31, 2009 was approximately $491,358. The rent expenses recognized in the statement of operations have been straight-lined over the life of the lease. Accordingly, a liability for $201,260 has been included as "Deferred rent payable" in the statement of financial condition. The approximate future minimum annual lease payments are:

		Payments
Year ended March 31:		
2010	$	493,024
2011		493,024
2012		510,384
2013		527,744
2014 and thereafter		2,066,998
Total	$	4,091,174

(9) Fixed Assets

Computers, software, furniture and leasehold improvements consist of the following at March 31, 2009:

	Useful life (in years)		2009
Computer equipment and software	3	$	116,214
Telecom	5		28,896
Furniture	7		183,445
Leasehold improvements	10		1,103,681
			1,432,236
Less accumulated depreciation and amortization			(370,055)
		$	1,062,181

SUPPLEMENTARY REPORT

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control

The Board of Directors
ICICI Securities Inc.:

In planning and performing our audit of the financial statements of ICICI Securities Inc. (the Company), as of March 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 11, 2009

KPMG

ICICI SECURITIES INC.

Statement of Financial Condition

March 31, 2009

(With Independent Auditors' Report Thereon)

These financial statements should be deemed confidential pursuant to subparagraph (e) (3) of SEC Rule 17a-5.